EARTHSTONE ENERGY, INC.

1400 Woodloch Forest Drive, Suite 300

The Woodlands, Texas 77380

July 30, 2014

VIA EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:  Earthstone Energy, Inc.

Registration Statement on Form S-3

File No. 333-205466

Withdrawal of Acceleration Request

Dear Mr. Schwall:

Reference is made to our letter, filed as correspondence via EDGAR on July 29, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m. Eastern Daylight Time on Friday, July 31, 2015. We hereby withdraw our request for acceleration of said effective date.

Very truly yours,

EARTHSTONE ENERGY, INC.

By: /s/ G. Bret Wonson

Name:  G. Bret Wonson

Title:    Chief Accounting Officer

cc: P.J. Hamidi, Esq., Securities and Exchange Commission